FOR IMMEDIATE RELEASE	February 25, 2008

MICROMEM EXPANDS INTO NEW OPPORTUNITIES WITH A GREATLY ENHANCED PRODUCT PORTFOLIO AS A RESULT OF FOUNDRY SUCCESS

TORONTO, ONTARIO, February 25, 2008 –Micromem Technologies Inc. [OTC BB: MMTIF] is pleased to announce the company has significantly enhanced its product offering as a result of the foundry success with its MRAM design. With the success of the GaAs version the company can now look to enhance its memory offerings with recently filed patents for silicon germanium and silicon designs. Micromem plans to announce market release dates for each memory option in the future. The company’s sales and marketing effort is now being divided between MRAM and sensors.

Micromem also announces that its foundry success has enabled the company to explore the lucrative magnetic sensor market. The ultra low power, high sensitivity Hall cross sensor, is a strategic component of the non-volatile random access memory design. Based on business development contacts and sharing foundry results with key verticals, Micromem has now expanded its portfolio into the following key markets:

  Defense

  Healthcare

  Mining and mineral exploration

  Manufacturing and quality control/defect detection

  Consumer applications

The Phase One foundry time line is now complete. Memory testing data has been shared with the foundry client base. The Phase One foundry scope has proven out the business value of Micromem’s patent portfolio. The company is developing its memory and sensor array products using the same underlying processes.

Joseph Fuda, President and CEO stated, “What has really helped us market our technology has been success in the foundry. The memory has turned out to be relatively easy to manufacture. The low power consumption and overall sensitivity of the Hall cross sensor has opened up a vastly wider market for Micromem’s patented technology”.

For further information and companies interested in better understanding the Micromem technology and participating in future field trials are encouraged to contact Jason Baun, Chief Information Officer 1-877-388-8930

Listing: NASD OTC-Bulletin Board - Symbol: “MMTIF”
Shares issued: 74,050,067
SEC File No: 0-26005

About Micromem Technologies Inc.

Micromem Technologies, Inc. (www.micromeminc.com) is focused on the development of magnetic random access memory (MRAM) technology.

Statements in this news release that are not historical facts, including statements about plans and expectations regarding products and opportunities, demand and acceptance of new or existing products, capital resources and future financial results are forward-looking. Forward-looking statements involve risks and uncertainties, which may cause Micromem’s actual results in future periods to differ materially from those expressed or suggested herein. These uncertainties and risks include, without limitation, the inherent uncertainty of research, product development and commercialization, the impact of competitive products and patents, our ability to fund our current and future business strategies and respond to the effect of economic and business conditions generally as well as other risks and uncertainties detailed from time to time in Micromem’s filings with the Securities & Exchange Commission. There can be no guarantee that Micromem will be able to enter into any commercial arrangements on terms that are favorable to it, or at all. For more information, please refer to Micromem's Annual Report on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. Micromem is under no obligation (and expressly disclaims any obligation) to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.